                                                                FILE NO. 0-25322
                                                                ----------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                      the Securities Exchange Act of 1934

                                For October, 2002


                        GENSCI REGENERATION SCIENCES INC.
                        ---------------------------------
               (Translation of the registrant's name into English)

                          Suite 1000 - 1235 Bay Street
                          ----------------------------
                    (Address of principal executive offices)

                        Toronto, Ontario M5R 3K4 CANADA
                        -------------------------------


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]


               Form  20-F [X]              Form  40-F [ ]


     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]


               Yes  [X]                    No  [ ]

     Rule  12g-3-2(b)  #:  82-2803

Trading  Symbol:     GNS  on  The  Toronto  Stock  Exchange


                GENSCI ANNOUNCES THIRD QUARTER FINANCIAL RESULTS


IRVINE, CALIFORNIA AND TORONTO, ONTARIO, OCTOBER 30, 2002 - GenSci Regeneration Sciences Inc. (TSE: GNS), The Orthobiologics Technology Company , today announced summary financial results for the third quarter ended September 30, 2002. The complete quarterly financial results will be posted, as soon as available, at www.sedar.com and at www.gensciinc.com. Cash, restricted cash and
              -------------        -----------------
short-term investments at September 30, 2002 increased 196 percent to $5.3 million compared to $1.8 million at September 30, 2001. This compares to cash, restricted cash and short-term investments of $1.2 million at December 31, 2001.

Revenues for the third quarter ended September 30, 2002 were $8.5 million (US $5.4 million) compared to $9.4 million (US $6.1 million) for the same quarter in 2001. The Company announced a loss of $0.5 million (US $0.3 million), or $0.01 per share, for the third quarter of 2002, a significant improvement compared to a loss of $3.3 million (US $2.2 million), or $0.06 per share, for the third quarter of 2001. The average rate of exchange for the current quarter was CDN $1.56 to US $1.00.

Revenues for the nine months ended September 30, 2002 were $27 million (US $17.2 million) compared to $30.4 million (US $19.8 million) for the same period in 2001. The Company announced a loss of $1.5 million (US $0.9 million), or $0.03 per share, for the first nine months of 2002 compared to a loss of $6.7 million (US $4.3 million), or $0.13 per share, for the same period of 2001.

"We have generated positive cash flow for the third consecutive quarter," said Douglass Watson, President and CEO. "In addition, we have launched three new product lines this year, including Accell DBM 100 , the only DBM putty made of 100% bone. We now stand ready to move forward and invest in the expansion of our product lines and continue to develop additional new product offerings."

"The Company is particularly pleased that its subsidiary, GenSci OrthoBiologics, has completely replaced its DynaGraft line of products in the third quarter and is currently replacing its OrthoBlast product line with improved second generation products that no longer contain certain components alleged to infringe other patents," Mr. Watson said. "The surgical community has responded favorably to these products which have significant improvements, including improved handling characteristics."

The Company has established itself as a leader in the rapidly growing orthobiologics market, providing surgeons with biologically-based products for bone repair and regeneration. Our products can either replace or augment traditional autograft surgical procedures. This permits less invasive procedures, reduces hospital stays, and improves patient recovery. Through its subsidiaries, the Company designs, manufactures and markets biotechnology-based surgical products for orthopedics, neurosurgery and oral maxillofacial surgery.

Certain statements contained herein are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include the timing and success of new product introductions. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors, which may cause the actual results, performance or achievements of the company to be materially different from those expressed or implied. Updates to forward looking statements on new product sales may be withheld for competitive purposes. Forward-looking statements involve risks and uncertainties, particularly the Company's status under Chapter 11 of the U.S. Bankruptcy Code and including, but not limited to, such risks as are described in the company's annual report.

                                      # # #
                                     -------


For  additional  information  please visit GenSci's web site:  www.gensciinc.com

Peter  Ludlum                                Louis  G.  Plourde
Chief  Financial  Officer                    Investor  Relations
GenSci  Regeneration  Sciences  Inc.         GenSci  Regeneration Sciences Inc.
(949)  855-7154                              (800)  561-2955
E-mail:  peterl@gensciinc.com                E-mail:  lplourde@gensci-regen.com
         --------------------                         -------------------------

GENSCI  REGENERATION  SCIENCES  INC.

CONSOLIDATED  BALANCE  SHEETS
[in  Canadian  dollars]
[Unaudited]

As at September 30                                       2002          2001
                                                          $             $
------------------------------------------------------------------------------
ASSETS
CURRENT
Cash and cash equivalents                              4,490,275     1,574,859
Short-term investments                                   200,000             -
Restricted cash                                          641,981       228,000
Accounts receivable, net                               4,093,023     5,190,139
Processing costs and inventory, net                    6,631,889    11,327,489
Prepaid expenses and deposits                          1,509,861       277,175
Discontinued operations                                        -        93,727
------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                  17,567,029    18,691,389

Capital assets, net                                    1,366,600     1,591,917
Other assets, net                                      1,236,768     2,636,152
Discontinued operations                                        -     1,080,859
------------------------------------------------------------------------------
                                                      20,170,397    24,000,317
==============================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities               4,181,187     9,445,613
Current portion of obligations under capital lease       172,011             -
Discontinued operations                                        -       139,866
------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                              4,353,198     9,585,479
Obligations under capital lease                           10,398             -
------------------------------------------------------------------------------
                                                       4,363,596     9,585,479
Liabilities subject to compromise                     33,188,534             -
------------------------------------------------------------------------------
TOTAL LIABILITIES                                     37,552,130     9,585,479
------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY (DEFICIENCY)
Capital stock                                         80,846,320    80,846,320
Deficit                                              (99,106,101)  (67,362,549)
Cumulative translation account                           878,048       931,067
------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY (DEFICIENCY)              (17,381,733)   14,414,838
------------------------------------------------------------------------------
                                                      20,170,397    24,000,317
==============================================================================

GENSCI  REGENERATION  SCIENCES  INC.

CONSOLIDATED  STATEMENTS  OF  LOSS  AND  DEFICIT
[in  Canadian  dollars]
[Unaudited]


For the periods ended September 30,                Three months               Nine months
                                                   ------------               -----------
                                                2002         2001           2002           2001
                                                 $            $              $               $

--------------------------------------------------------------------------------------------------
REVENUES                                     8,497,064     9,363,444     26,959,868    30,389,871

OPERATING EXPENSES
Cost of sales                                2,177,120     3,329,850      8,549,508    10,998,350
Marketing, general, and administrative       5,530,164     7,424,773     15,632,144    21,575,822
Research and development                       764,916     1,056,477      2,180,264     2,635,313
--------------------------------------------------------------------------------------------------
                                             8,472,200    11,811,100     26,361,916    35,209,485
--------------------------------------------------------------------------------------------------
Gain (loss) before the following                24,864    (2,447,656)       597,952    (4,819,614)

Interest income                                 17,054         3,318         54,185       118,325
Interest expense                                (9,529)      (69,290)       (36,940)     (120,598)
Amortization                                  (209,927)     (241,486)      (643,966)     (856,052)
Other gains                                      4,150             -         14,497             -
Reserve for litigation verdict                (569,495)            -     (1,700,926)            -
--------------------------------------------------------------------------------------------------
Loss from continuing operations               (742,883)   (2,755,114)    (1,715,198)   (5,677,939)

Gain (loss) from discontinued operations       240,000      (586,103)       240,000    (1,013,392)
--------------------------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                       (502,883)   (3,341,217)    (1,475,198)   (6,691,331)
----------------------------------------  -------------  ------------  -------------  ------------

Deficit, beginning of period               (98,603,218)  (64,021,332)   (97,630,903)  (60,671,218)
--------------------------------------------------------------------------------------------------
DEFICIT, END OF PERIOD                     (99,106,101)  (67,362,549)   (99,106,101)  (67,362,549)

BASIC AND DILUTED LOSS PER SHARE
   FROM CONTINUING OPERATIONS                   ($0.01)       ($0.05)        ($0.03)       ($0.11)
   FROM DISCONTINUED OPERATIONS                  $0.00        ($0.01)  $      $0.00        ($0.02)
--------------------------------------------------------------------------------------------------
NET LOSS PER SHARE                              ($0.01)       ($0.06)        ($0.03)       ($0.13)
==================================================================================================


                                     [LOGO]


                              GEN-SCI REGENERATION



                       GENSCI REGENERATION SCIENCES, INC.

                           QUARTERLY FINANCIAL REPORT

                               SEPTEMBER 30, 2002

To  Our  Shareholders:

We have significant third quarter accomplishments to report to our shareholders:

     o Total cash increased 196% to $5.3 million as compared to a year ago as the Company recorded its third consecutive cash flow positive quarter.

     o    Income from operations was positive for the third consecutive quarter.

     o The Company's new technology, ACCELL(TM) DBM100, the only DBM putty made of 100% bone, continues to gain acceptance by surgeons and is in distribution nationwide in the U.S.

     o The new, improved DYNAGRAFT II has completely replaced DynaGraft in the U.S. market as of September 16, 2002.

     o Initial shipments of ORTHOBLAST II(TM), the Company's third new product line introduced this year, occurred in October 2002.

     o During the third quarter, GenSci earned ISO certification including ISO 9001, ISO 13485 and EN 46001.

     o    International  sales  continue  to  grow  as  we  enter  new  markets.

Of great importance, our introduction of DynaGraft II and OrthoBlast II(TM) has greatly reduced legal risk to the Company's future revenue stream. These achievements, in addition to the research and development efforts on other new product lines being developed, will position GenSci to fulfill its role as THE ORTHOBIOLOGICS TECHNOLOGY COMPANY(TM). Our mission is to apply biological solutions to the task of bone regeneration and repair.

We anticipate that additional costs will be incurred in the fourth quarter related to completing the launch of our three new product lines and further development of several other product offerings. As a consequence, it is expected that the fourth quarter will not be cash flow positive. However, we look forward to providing more positive reports as we continue to manage the Company through these challenging and competitive times filled with opportunity.


/s/ Douglass C. Watson
------------------------
Douglass  C.  Watson
October  30,  2002


--------------------------------------------------------------------------------
Certain statements contained within this document are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. Statements contained herein that are not based on historical fact are forward looking statements. Some forward looking statements may be identified by words like "anticipates", "believes", "continue", "expects", "intends", "may", "plans", "will" and words of similar import. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from those expressed or implied. Forward-looking statements are based on current expectations and the Company is not obligated to update such information to reflect later events or developments. Forward-looking statements involve risks and uncertainties as are described in the Company's annual report, which include but are not limited to the Company's status under Chapter 11 of the U.S. Bankruptcy Code, resolution of ongoing legal issues and the timing and success of new product introductions.
--------------------------------------------------------------------------------

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


This section of the quarterly report contains management's analysis of the financial performance of the consolidated results of GenSci Regeneration Sciences Inc. (GenSci) and subsidiaries (collectively "the Company") and their combined financial position and should be read in conjunction with the accompanying unaudited interim consolidated financial statements and the related notes thereto. Actual events may vary from management's expectations. This Management Discussion and Analysis of Financial Condition and Results of Operations and September 30, 2002 consolidated financial statements and notes thereto, are prepared in accordance with Canadian generally accepted accounting principles. Readers are encouraged to consult the Company's Annual Report and Annual Information Form for fiscal 2001 for additional details. All amounts are in Canadian dollars unless otherwise indicated.

The following table displays, for each period indicated, the dollar amount of revenue and operating income and basic and fully diluted earnings per share, of each item compared to the corresponding prior year period.

Table  amounts  in  millions  (Canadian)
except earnings per share                      THREE MONTHS     NINE MONTHS
                                               ------------     -----------
FOR THE PERIODS ENDING SEPTEMBER 30          2002     2001     2002     2001
                                             ----     ----     ----     ----
Revenue                                       8.5     9.4     27.0     30.4
Operating profit (loss)                       0.0    (2.4)     0.6     (4.8)
Net loss-continuing operations               (0.7)   (2.8)    (1.7)    (5.7)
Net loss-discontinued operations              0.2    (0.6)     0.2     (1.0)
Net loss                                     (0.5)   (3.3)    (1.5)    (6.7)
Loss per share-continuing                  ($0.01)  ($0.05)  ($0.03)  ($0.10)
Loss per share-discontinued                 $0.00   ($0.01)   $0.00   ($0.02)
Loss per share                             ($0.01)  ($0.06)  ($0.03)  ($0.13)

GenSci and its wholly-owned subsidiary, GenSci OrthoBiologics Inc. (GenSci OrthoBiologics), are involved in a patent infringement case involving claims that DynaGraft Gel and Putty brands infringe two patents owned by Osteotech
Inc. ("Osteotech"). On December 17, 2001, the jury found GenSci and GenSci OrthoBiologics liable for damages of U.S. $14.5 million. As of October 30, 2002, the Court has not entered a judgment of liability and accordingly, the actual liability could be different from amounts accrued by the Company. The Company expects the judgment to be entered in the near future. On December 20, 2001, GenSci and GenSci OrthoBiologics voluntarily filed petitions for protection under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court Central District of California. Both GenSci companies elected to file for protection as a result of the verdicts in the patent litigation proceedings. The Company maintains that DynaGraft Gel and Putty do not infringe and intends to pursue appeal of this verdict once it is entered by the Federal District Court as a judgment. These products, originally introduced in 1997, have been replaced with second-generation products that no longer contain components alleged to infringe other patents.

The Company has established itself as a leader in the rapidly growing orthobiologics market, providing surgeons with biologically-based products for bone repair and regeneration. Our products can either replace or augment traditional autograft surgical procedures. This permits less invasive procedures, reduces hospital stays, and improves patient recovery. Through its subsidiaries, the Company designs, manufactures and markets biotechnology-based surgical products for orthopedics, neurosurgery and oral maxillofacial surgery.

OPERATING  RESULTS

PERIODS ENDED SEPTEMBER 30, 2002 COMPARED WITH THE PERIODS ENDED SEPTEMBER 30, 2001

REVENUES
Revenues for the quarter ended September 30, 2002 were $8.5 million compared to $9.4 million for the same quarter in 2001. Revenues for the nine-month period fell from $30.4 million in 2001 to $27 million in 2002. The 9% decrease in the quarter and the 11% decrease for the nine months can be attributed to the February 4, 2001 change in product representation away from DePuy AcroMed Inc. ("DePuy") as a marketing partner for two of the Company's products sold to the spinal market. The Company's independent sales representative network has assumed responsibilities for the sales of those products to the spine market.

COST  OF  SALES
Cost of sales, consisting of the expense of manufacturing and distributing the Company's bioimplant products decreased from $3.3 million for the quarter ended September 30, 2001 to $2.2 million for the quarter ended September 30, 2002, for a decrease of 35% in total cost. As a percentage of net revenues, cost of sales were 26% for the three months ended September 30, 2002 compared to 36% for the three months ended September 30, 2001. The improvement in cost of sales is in part due to certain one-time new product introduction costs having been previously accrued. Cost of sales for the nine-month period declined from $11 million in 2001 to $8.5 million in 2002. As a percentage of net revenue, cost of sales were 32% for the nine-month period compared to 36% in the prior year. The change in costs as a percentage of revenue resulted primarily from product mix and reductions in production overhead costs.

MARKETING,  GENERAL  AND  ADMINISTRATIVE  EXPENSES
Marketing, general and administrative expenses decreased by $1.9 million, or 26%, to $5.5 million for the quarter ended September 30, 2002 from $7.4 million for the quarter ended September 30, 2001. For the nine-month period ended September 30th, expenses decreased by $5.9 million, or 28%, from $21.6 million in 2001 to $15.6 million in 2002. The decrease for both periods is mainly due to lower litigation costs and a reduction in marketing activity for the existing product lines as the Company prepared to launch new products.

RESEARCH  AND  DEVELOPMENT  EXPENSES
Research and development expenses decreased to $.8 million for the quarter ended September 30, 2002 from $1.1 million for the quarter ended September 30, 2001. For the nine-month period ending September 30, 2002 expenses were $2.2 million as compared to $2.6 million for the prior year. The decrease is primarily due to a change in focus to more short-term development opportunities.

EARNINGS BEFORE INTEREST, AMORTIZATION, OTHER INCOME AND EXPENSE (PROFIT AND LOSS FROM OPERATIONS)
The profit from operations for the quarter ended September 30, 2002 was $24,864 compared to a loss of $2.4 million from the prior year. For the nine-month period ended September 30, 2002 the profit from operations was $.6 million as compared to a loss of $4.8 million for the same period of the prior year. The transition from loss to profit for both the quarter and nine-month period was primarily due to decreased litigation costs and due, in part, to reduced marketing and operating expenses, partially offset by reduced revenues.

AMORTIZATION
Amortization expenses decreased to $209,927 for the quarter ended September 30, 2002, from $241,486 for the same period in 2001. For the nine-month period, amortization expenses decreased to $643,966 for the period ended September 30, 2002, from $856,052 for the same period in 2001. The decrease for both periods resulted from costs of previously capitalized intangible and tangible assets becoming fully amortized during 2002 and 2001.

INTEREST  INCOME  (EXPENSE)
The Company generated net interest income of $7,525 for the quarter ended September 30, 2002 compared to net interest expense of $65,972 in the same period of 2001. For the nine-month period net interest expense was $2,273 in 2001 as compared to interest income of $17,245 for the same period in 2002. The change to net interest income from net expense is primarily due to the accrual of interest due to third parties in 2001 and increased interest income on higher average cash balances in 2002.

RESERVE  FOR  LITIGATION  VERDICT
On December 17, 2001, the jury in the patent infringement case found GenSci and GenSci OrthoBiologics liable for damages of U.S. $14,533,634 for infringement by DynaGraft Gel and DynaGraft Putty of two patents held by Osteotech. The damages included lost profits for 1998 through 1999 and a royalty rate of 14% for the year 2000 through November 2001. The Company established a reserve in 2001 for the amount of $23,098,189 (Canadian) representing the potential judgment of U.S. $14,533,634. The Company has added $592,945 (Canadian) to this reserve in the first quarter, $538,486 (Canadian) in the second quarter and $569,495 (Canadian) in the third quarter of 2002 representing 14% of the sales of DynaGraft Gel and Putty, both of which are no longer being manufactured or distributed by GenSci OrthoBiologics.

LOSS  FROM  CONTINUING  OPERATIONS
The loss from continuing operations for the third quarter of 2002 is $742,883 ($0.01 per share). The Company reported a loss from continuing operations of $2,755,114 ($0.05 per share) for the third quarter of 2001. The loss from continuing operations for the nine-months ended September 30, 2002 is $1,715,198 ($0.03 per share). The Company reported a loss from continuing operations of $5,677,939 ($0.11 per share) for the same nine-month period of 2001.

GAIN  (LOSS)  FROM  DISCONTINUED  OPERATIONS
The net loss from discontinued operations for the third quarter of 2001 was $586,103 ($0.01 per share) compared to net income of $240,000 for 2002. The net loss from discontinued operations for the nine-month period of 2001 was $1,013,392 ($0.02 per share) compared to income of $240,000 for 2002.
Discontinued operations relate to the Osteopharm Inc., which was sold in December of 2001. The income in 2002 relates to September 2002 proceeds received from the divestment of Osteopharm Inc.

NET  LOSS
The Company reported a net loss for the third quarter of 2002 of $502,883 compared with a net loss in the comparable period in 2001 of $3,341,217. For the nine-month period of 2002, the Company reported a loss of $1,475,198 compared with a net loss in the comparable period in 2001 of $6,691,331. The decrease in net loss from the prior year's quarter and nine-month period was primarily due to decreased litigation costs and due, in part, to reduced marketing and operating expenses, partially offset by the reserve for the litigation verdict accrual.

LIQUIDITY  AND  CAPITAL  RESOURCES

The Company is reorganizing its affairs under the protection of Chapter 11 and intends to propose a plan of reorganization, which will be submitted to the Bankruptcy Court overseeing the Chapter 11 proceedings for confirmation after submission to a vote by impaired creditors and interest holders. On May 16, 2002 the Bankruptcy Court ruled that the Company must either file a plan of reorganization by September 16, 2002 and obtain confirmation of a plan by November 18, 2002 and if a plan is not submitted, GenSci must cease the manufacture, sale or distribution of the allegedly infringing products by September 16, 2002 or by November 18, 2002 if a plan is submitted but not confirmed. GenSci OrthoBiologics ceased the sale of DynaGraft on September 16th and received an extension of exclusivity for the submission of a plan of reorganization. Although no absolute deadline for filing a plan has been established, the Company has the exclusive right to file a plan of reorganization by January 16, 2003 and obtain confirmation of a plan by March 18, 2003 or request an additional extension from the Court.

There is substantial doubt about the Company's ability to continue as a going concern because of the Chapter 11 bankruptcy proceedings and circumstances relating to this event. In addition, the Company has incurred significant losses during the last three years and has a shareholders' deficiency of $17,381,733 as at September 30, 2002. As such, the realization of the Company's assets and discharge of its liabilities is subject to significant uncertainty.

In Chapter 11 proceedings, substantially all unsecured liabilities of the Debtors as of the Petition Date are subject to compromise and/or impairment under a plan of reorganization to be confirmed by the Bankruptcy Courts after submission to a required vote and approval by impaired creditors and interest holders. For financial reporting purposes, those liabilities and obligations whose treatment and satisfaction are dependent on the outcome of the Chapter 11 proceedings have been segregated and classified as liabilities subject to compromise in the consolidated financial statements. Generally, all actions to enforce or otherwise effect repayment of pre-Petition Date liabilities as well as all pending litigation against the Debtors are stayed while the Debtors continue their business operations as debtors-in-possession. The Bar Date, which was the last date by which pre-petition claims against the Company had to be filed in the U.S. Bankruptcy Court if the claimants wished to receive any distribution in the Chapter 11 proceedings, expired on May 13, 2002.

Differences between amounts shown by the Debtors and claims filed by creditors will be investigated and either amicably resolved, adjudicated before the Bankruptcy Courts, or resolved through other resolution processes. The ultimate amount of payment or settlement terms on any allowed claims is subject to a confirmed plan of reorganization and, accordingly, is not presently determinable.

Obligations classified as liabilities subject to compromise under the reorganization proceedings in total may vary significantly from the stated amount of proofs of claim that are filed with the Bankruptcy Courts, and may be subject to future adjustment depending on Bankruptcy Court action, further developments with respect to potential disputed claims or other events. Additional claims may also arise from the rejection of executory contracts by the Debtors or amended claims allowed by the Court.

In connection with the Chapter 11 filing, the Company has taken actions to reduce cash used in operations including reducing headcount and by divesting Osteopharm Inc., both in December of 2001.

At September 30, 2002, the Company had a cash balance of $4,490,275, short-term investments of $200,000 and restricted cash of $641,981. This represents a collective $3,529,397 increase, or 196%, compared to a cash balance of $1,574,859 and restricted cash of $228,000 as of September 30, 2001. Of the increase since year-end, $1,140,000 is related to the sale of Osteopharm Inc.

The Company had a working capital balance of ($19,985,101) at September 30, 2002, compared with $9,105,910 at September 30, 2001. The decreased working capital balance includes liabilities subject to compromise of $33,188,534. Liabilities subject to compromise include $24,956,809 related to the patent litigation liability accrual.

Cash provided by operating activities, before working capital, during the third quarter of 2002 was $36,539. This compares to cash used in operations of ($2,513,631) in the third quarter of 2001. The favorable increase in cash from operations is primarily due to a decrease in patent litigation costs. Cash used in investing activities was ($474,727) in the third quarter of 2002 as compared to cash provided by investing activities of $438,903 in the third quarter of 2001, of which $516,000 related to sale of short-term securities. Cash used in investing activities during both periods primarily consisted of costs relating to the addition of capital assets for the Irvine production facility. Results are reported in Canadian dollars with an average rate of exchange for the current quarter of CDN $1.56 to US $1.00.

The Company anticipates that additional costs will be incurred in the fourth quarter related to completing the launch of the three new product lines launched in 2002. In addition, the Company will incur further development costs on several other product offerings. As a consequence, it is expected that the fourth quarter will not be cash flow positive.

These new product offerings currently under development will include a replacement product for the Company's Matrix products. The Matrix products, originally introduced in 1996, ceased being represented by both the Company's independent representatives and, under the CollaPro name, by DePuy AcroMed during the third quarter. The various products using the Matrix technology represented approximately 10% of year-to-date revenue for 2002 and 8% of revenue in 2001.

The Company's new technology, Accell DBM100, launched in May, continues to gain acceptance by surgeons and is in distribution nationwide. The new, improved DynaGraft II has completely replaced DynaGraft in the U.S. market as of September 16, 2002. Initial shipments of OrthoBlast II , the Company's third new product line introduced this year, occurred in October 2002.
In October 2002, the Company gave The Governing Council of the University of Toronto sixty-day notice of termination related to the research program established with the Ontario Research and Development Challenge Fund ("ORDCF"). The Company is currently focusing on development work on our near-to-market product opportunities. The longer-term projects envisioned in the ORDCF Project, are not inline with that current focus.
 Likewise, the Company has not contested the loss during the third quarter of its exclusive rights for certain patents and patent applications from McGill University ["McGill"]. These rights related to technology that required long-term development and therefore, were also not consistent with the Company's current focus on near-to-market product opportunities.

In relation to the intellectual property held by Osteopharm Inc., the Company continues to retain the rights to use the Osteopharm peptide technology solely as medical devices or treatments delivered locally in humans for tissue repair, limited to bone, cartilage, meniscus, ligaments or tendons and medical devices or treatments for coatings on prosthetics as part of invasive surgical procedures.

GENSCI  REGENERATION  SCIENCES  INC.


CONSOLIDATED  BALANCE  SHEETS
[in  Canadian  dollars]
[Unaudited]

As at September 30                                        2002          2001
                                                           $             $
-------------------------------------------------------------------------------
ASSETS
CURRENT
Cash and cash equivalents                              4,490,275     1,574,859
Short-term investments                                   200,000             -
Restricted cash                                          641,981       228,000
Accounts receivable, net                               4,093,023     5,190,139
Processing costs and inventory, net                    6,631,889    11,327,489
Prepaid expenses and deposits                          1,509,861       277,175
Discontinued operations [note 5]                               -        93,727
-------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                  17,567,029    18,691,389

Capital assets, net                                    1,366,600     1,591,917
Other assets, net                                      1,236,768     2,636,152
Discontinued operations [note 5]                               -     1,080,859
-------------------------------------------------------------------------------
                                                      20,170,397    24,000,317
===============================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities               4,181,187     9,445,613
Current portion of obligations under capital lease       172,011             -
Discontinued operations [note 5]                               -       139,866
-------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                              4,353,198     9,585,479
Obligations under capital lease                           10,398             -
-------------------------------------------------------------------------------
                                                       4,363,596     9,585,479
Liabilities subject to compromise [note 3]            33,188,534             -
-------------------------------------------------------------------------------
TOTAL LIABILITIES                                     37,552,130     9,585,479
===============================================================================

SHAREHOLDERS' EQUITY (DEFICIENCY)
Capital stock [note 4]                                80,846,320    80,846,320
Deficit                                              (99,106,101)  (67,362,549)
Cumulative translation account                           878,048       931,067
-------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY (DEFICIENCY)              (17,381,733)   14,414,838
-------------------------------------------------------------------------------
                                                      20,170,397    24,000,317
===============================================================================


GENSCI  REGENERATION  SCIENCES  INC.



CONSOLIDATED  STATEMENTS  OF  LOSS  AND  DEFICIT
[in  Canadian  dollars]
[Unaudited]
For the periods ended September 30,                  Three months              Nine months
                                                     ------------              -----------
                                                  2002         2001           2002           2001
                                                   $            $              $             $
----------------------------------------------------------------------------------------------------
REVENUES                                       8,497,064     9,363,444     26,959,868    30,389,871

OPERATING EXPENSES
Cost of sales                                  2,177,120     3,329,850      8,549,508    10,998,350
Marketing, general, and administrative         5,530,164     7,424,773     15,632,144    21,575,822
Research and development                         764,916     1,056,477      2,180,264     2,635,313
----------------------------------------------------------------------------------------------------
                                               8,472,200    11,811,100     26,361,916    35,209,485
----------------------------------------------------------------------------------------------------
Gain (loss) before the following                  24,864    (2,447,656)       597,952    (4,819,614)

Interest income                                   17,054         3,318         54,185       118,325
Interest expense                                  (9,529)      (69,290)       (36,940)     (120,598)
Amortization                                    (209,927)     (241,486)      (643,966)     (856,052)
Other gains                                        4,150             -         14,497             -
Reserve for litigation verdict [note 3]         (569,495)            -     (1,700,926)            -
----------------------------------------------------------------------------------------------------
Loss from continuing operations                 (742,883)   (2,755,114)    (1,715,198)   (5,677,939)

Loss from discontinued operations [note 5]       240,000      (586,103)       240,000    (1,013,392)
NET LOSS FOR THE PERIOD                         (502,883)   (3,341,217)    (1,475,198)   (6,691,331)
----------------------------------------------------------------------------------------------------
Deficit, beginning of period                 (98,603,218)  (64,021,332)   (97,630,903)  (60,671,218)
----------------------------------------------------------------------------------------------------
DEFICIT, END OF PERIOD                       (99,106,101)  (67,362,549)   (99,106,101)  (67,362,549)
----------------------------------------------------------------------------------------------------
BASIC AND DILUTED LOSS PER SHARE
   FROM CONTINUING OPERATIONS                     ($0.01)       ($0.05)        ($0.03)       ($0.11)
   FROM DISCONTINUED OPERATIONS                    $0.00        ($0.01)         $0.00        ($0.02)
----------------------------------------------------------------------------------------------------
NET LOSS PER SHARE                                ($0.01)       ($0.06)        ($0.03)       ($0.13)
====================================================================================================


GENSCI  REGENERATION  SCIENCES  INC.



CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS
[in  Canadian  dollars]
[Unaudited]

For the periods ended September 30,                       Three months           Nine months
                                                          ------------           -----------
                                                      2002        2001         2002         2001
                                                       $           $            $            $
----------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Loss from continuing operations                     (742,883)  (2,755,114)  (1,715,198)  (5,677,939)
Add (deduct) items not involving cash
    Amortization                                     209,927      241,486      643,966      856,052
    Accrued litigation claim                         569,495            -    1,700,926            -
    Other                                                  -           (3)          64           12
----------------------------------------------------------------------------------------------------
                                                      36,539   (2,513,631)     629,758   (4,821,875)

Net changes in non-cash working capital
    related to continuing operations [note 8]       (312,585)   2,032,797    3,218,326   (2,852,177)
----------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED) IN OPERATING ACTIVITIES     (276,046)    (480,834)   3,848,084   (7,674,052)
----------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Sale (purchase) of short term investments           (200,000)     516,000     (200,000)     516,000
Investment in subsidiary                                   -            -            -      (60,873)
Purchase of capital assets                          (274,727)     (77,097)    (293,807)    (249,885)
----------------------------------------------------------------------------------------------------
CASH USED IN INVESTING ACTIVITIES                   (474,727)     438,903     (493,807)     205,242
----------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Repayment of capital lease debt                      (52,253)           -     (161,470)           -
----------------------------------------------------------------------------------------------------
CASH PROVIDED BY FINANCING ACTIVITIES                (52,253)           -     (161,470)           -
----------------------------------------------------------------------------------------------------
Foreign exchange gain (loss) on cash held in
   foreign currency                                  134,805       23,332      (36,919)     (30,870)
----------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH DURING THE PERIOD
  From continuing operations                        (668,221)     (18,599)   3,155,888   (7,499,680)
  FROM DISCONTINUED OPERATIONS [NOTE 5]              240,000     (357,919)     240,000     (833,086)
----------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH DURING THE PERIOD   (428,221)    (376,518)   3,395,888   (8,332,766)


Cash and cash equivalents, beginning of period     4,918,496    1,951,377    1,094,387    9,907,625
----------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF PERIOD           4,490,275    1,574,859    4,490,275    1,574,859
====================================================================================================


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [IN CANADIAN DOLLARS, EXCEPT WHERE OTHERWISE NOTED]
                                   [UNAUDITED]

1.  ACCOUNTING  POLICIES

The Company has prepared the accompanying unaudited consolidated financial statements in Canadian dollars and in accordance with Canadian generally accepted accounting principles ("GAAP"). The interim financial statements have been prepared using accounting policies that are consistent with policies used in preparing the 2001 annual consolidated financial statements. Accordingly, these unaudited condensed notes to the consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes in the Company's Annual Report and Annual Information Form (Form 20-F) for the year ended December 31, 2001. Certain of the prior year's interim figures have been reclassified to conform to the current interim period's presentation.

In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

2.  BANKRUPTCY  PROCEEDINGS  AND  GOING  CONCERN

On  December  20,  2001  [the  "Petition Date"], GenSci and its U.S. subsidiary,
GenSci OrthoBiologics, Inc. ["GenSci OrthoBiologics"], voluntarily filed petitions for protection under Chapter 11 of the U.S. Bankruptcy Code ["Chapter 11"] in the U.S. Bankruptcy Court Central District of California, Santa Ana Division [the "Bankruptcy Court"]. Both GenSci companies elected to take this action as a result of the verdicts in the patent litigation proceedings as described in note 7.

The Company under bankruptcy protection [the "Debtors"] is presently operating its businesses as debtors-in-possession. The bankruptcy proceedings of the Debtors are being jointly administered for procedural purposes, but are not substantively consolidated.

In connection with the Chapter 11 filing, the Company has taken actions to reduce cash used in operations reducing headcount by 18 employees and by divesting Osteopharm Inc. in December of 2001. During the reorganization process of Chapter 11, the Company plans to appeal the results of the patent infringement verdict while maintaining normal business operations and bringing new technologies to market.

The Company is reorganizing its affairs under the protection of Chapter 11 and intends to propose a plan of reorganization, which will be submitted to the Bankruptcy Court overseeing the Chapter 11 proceedings for confirmation after submission to vote by impaired creditors and interest holders. On May 16, 2002 the Bankruptcy Court ruled that the Company must either file a plan of reorganization by September 16, 2002 and obtain confirmation of a plan by November 18, 2002 and if a plan is not submitted, GenSci must cease the manufacture, sale or distribution of the allegedly infringing products by September 16, 2002 or by November 18, 2002 if a plan is submitted but not confirmed. GenSci OrthoBiologics ceased the sale of DynaGraft on September 16th and received an extension of exclusivity for the submission of a plan of reorganization. Although no absolute deadline for filing a plan has been established, the Company has the exclusive right to file a plan of reorganization by January 16, 2003 and obtain confirmation of a plan by March 18, 2003 or request an additional extension from the Court.

These consolidated financial statements have been prepared on the "going concern" basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There is substantial doubt about the Company's ability to continue as a going concern because of the Chapter 11 bankruptcy proceedings and circumstances relating to this event. In addition, the Company has incurred significant losses during the last three years and has a shareholders' deficiency of $17,381,733 as at September 30, 2002. As such, the realization of the Company's assets and discharge of its liabilities is subject to significant uncertainty.

The Company's ability to continue as a going concern is dependent upon continued protection by the bankruptcy court, upon achieving and maintaining profitable operations and upon obtaining additional financing. The outcome of these matters cannot be predicted at this time. The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should the Company be unable to continue in business.

3.  LIABILITIES  SUBJECT  TO  COMPROMISE

In the Chapter 11 proceedings, substantially all unsecured liabilities of the Debtors as of the Petition Date are subject to compromise and/or impairment under a plan of reorganization to be confirmed by the Bankruptcy Courts after submission to a required vote and approval by impaired creditors and interest holders. For financial reporting purposes, those liabilities and obligations whose treatment and satisfaction are dependent on the outcome of the Chapter 11 proceedings have been segregated and classified as liabilities subject to compromise in the consolidated financial statements. Generally, all actions to enforce or otherwise effect repayment of pre-Petition Date liabilities as well as all pending litigation against the Debtors are stayed while the Debtors continue their business operations as debtors-in-possession. The Bar Date, which was the last date by which pre-petition claims against the Company had to be filed in the U.S. Bankruptcy Court if the claimants wished to receive any distribution in the Chapter 11 proceedings, expired on May 13, 2002.

Differences between amounts shown by the Debtors and claims filed by creditors will be investigated and either amicably resolved, adjudicated before the Bankruptcy Courts, or resolved through other resolution processes. The ultimate amount of payment or settlement terms on any allowed claims is subject to a confirmed plan of reorganization and, accordingly, is not presently determinable.

Obligations classified as liabilities subject to compromise under the reorganization proceedings in total may vary significantly from the stated amount of proofs of claim that are filed with the Bankruptcy Courts, and may be subject to future adjustment depending on Bankruptcy Court action, further developments with respect to potential disputed claims or other events. Additional claims may also arise from the rejection of executory contracts by the Debtors or amended claims allowed by the Court. Litigation claims against GenSci and GenSci OrthoBiologics as of December 20, 2001 and any additional liabilities related thereto will be subject to compromise. The principal categories of obligations classified as liabilities subject to compromise under the reorganization proceeding are as follows:

                                                     2002     2001
                                                      $        $
------------------------------------------------------------------------
Accounts payable and accrued liabilities          8,231,725     -
Accrued litigation claim                         24,956,809     -
------------------------------------------------------------------------
                                                 33,188,534     -
========================================================================

As a result of the Chapter 11 filing, no payments will be made on most pre-Petition Date debt obligations without Bankruptcy Court approval or until a plan of reorganization providing for the repayment terms has been submitted to any required vote and approval of impaired creditors and interest holders, has been confirmed by the Bankruptcy Courts and has become effective.

4.  CAPITAL  STOCK

Basic earnings per share have been calculated using the weighted monthly average number of common shares outstanding during the period. The weighted monthly average number of shares outstanding for the quarter ended September 30, 2002 was 52.6 million (2001 - 52.6). There have been no issuances of Company common shares or warrants in 2002 as of September 30, 2002.



                                                        WEIGHTED
STOCK  OPTIONS                                           AVERAGE
                                           NUMBER     EXERCISE PRICE
                                        OUTSTANDING     PER SHARE
                                             #            $

---------------------------------------------------------------------
OPTIONS OUTSTANDING, DECEMBER 31, 2000   4,886,500       1.62
Granted                                    710,000       0.44
Expired                                   (920,500)      1.61
---------------------------------------------------------------------
OPTIONS OUTSTANDING, DECEMBER 31, 2001   4,676,000       1.44
Granted                                  1,065,250       0.40
Expired                                   (977,750)      0.40
---------------------------------------------------------------------
OPTIONS OUTSTANDING, SEPTEMBER 30, 2002  4,763,500       0.40
---------------------------------------------------------------------


On June 28, 2002 the shareholders approved the amendment of the exercise price of certain stock options previously granted to insiders of the Company to $0.40. Disinterested shareholder approval is required by the policies of the Toronto Stock Exchange if a listed company wishes to decrease the exercise price of stock options previously granted to insiders. Pursuant to such approval, in July of 2002 the Company amended the exercise prices of all of the Stock Options awarded under the Plan, with the exception of options already granted at an exercise price of $0.40 per share, in order to enable the Company to continue to provide its employees and directors with a means of rewarding positive performance and providing incentive to effectively manage the affairs of the Company in this challenging period.

5.  DISCONTINUED  OPERATIONS

On December 15, 2001, the Company, in deciding to focus on the development of its bioimplant products, sold 100% of its interest in Osteopharm Inc. to a third party for a total consideration of $1,440,000, consisting of a $700,000 accounts receivable and a $740,000 promissory note, which are included as other receivables in the consolidated balance sheets.

During the first quarter of 2002 the Company received the $700,000 receivable and $200,000 of the note receivable. The Company provided an allowance for the balance of $540,000 due to uncertainty relating to ultimate collection and will recognize this amount as income once received. The Company received additional proceeds of $240,000 on September 30, 2002.

The Company has retained the rights to use the peptide technology solely as medical devices or treatments delivered locally in humans for tissue repair, limited to bone, cartilage, meniscus, ligaments or tendons and medical devices or treatments for coatings on prosthetics as part of invasive surgical procedures.

Assets and liabilities presented in the consolidated balance sheets include the following assets and liabilities of discontinued operations:



AS AT SEPTEMBER 30,                          2002     2001
                                              $        $
--------------------------------------------------------------
Prepaid expenses                              -        93,727
Capital assets, net                           -        66,519
Other assets, net                             -     1,014,340
Accounts payable and accrued liabilities      -      (139,866)
--------------------------------------------------------------
                                              -     1,034,720
==============================================================

The revenues, operating loss and loss from discontinuance, net of income taxes, are as follows:


                                                THREE MONTHS        NINE MONTHS
                                                ------------        -----------
FOR THE PERIODS ENDING SEPTEMBER 30,          2002        2001     2002        2001
                                               $           $        $           $
-------------------------------------------------------------------------------------
Revenues                                           -         -         -           -
-------------------------------------------------------------------------------------
Loss from discontinued operations                  -  (552,241)        -    (924,678)
Amortization                                       -   (33,862)        -     (88,714)
Income taxes                                       -         -         -           -
-------------------------------------------------------------------------------------
                                                   -  (586,103)        -  (1,013,392)
-------------------------------------------------------------------------------------
Gain on disposal of discontinued operations  240,000         -   240,000           -
Income taxes                                       -         -         -           -
-------------------------------------------------------------------------------------
                                                   -         -         -           -
-------------------------------------------------------------------------------------
Gain (loss) from discontinued operations     240,000  (586,103)  240,000  (1,013,392)
=====================================================================================

Net increase (decrease) in cash and cash equivalents related to discontinued operations consist of:

                                            THREE MONTHS       NINE MONTHS
                                            ------------      -------------
FOR THE PERIODS ENDING SEPTEMBER 30,       2002     2001      2002     2001
                                            $        $         $        $
------------------------------------------------------------------------------
OPERATING  ACTIVITIES
Cash flow from operations               240,000  (552,241)  240,000  (924,678)
Net change in non-cash working capital        -   199,599         -   190,687
------------------------------------------------------------------------------
                                        240,000  (352,642)  240,000  (733,991)
------------------------------------------------------------------------------
INVESTING ACTIVITIES
Purchase of capital assets                    -    (5,277)        -    (5,277)
Acquisition of patents                        -         -         -   (75,820)
Acquisition of technology                     -         -         -   (17,997)
------------------------------------------------------------------------------
                                              -    (5,277)        -   (99,094)
------------------------------------------------------------------------------
Cash used in discontinued operations    240,000  (357,919)  240,000  (833,086)
==============================================================================

6.  SEGMENTED  INFORMATION

The Company currently operates in a single segment, bioimplants. The bioimplants segment develops and manufactures bone graft products and markets and distributes them to surgeons and hospitals for use in surgical procedures. The biopharmaceuticals segment disclosed separately in prior years has been disposed of as described in note 5.

GEOGRAPHIC  INFORMATION

With respect to geographic information, revenues are attributed to customers based on the location of the customer.


                                                THREE MONTHS            NINE MONTHS
                                                ------------            -----------
FOR THE PERIODS ENDING SEPTEMBER 30,          2002        2001        2002       2001
                                               $            $           $          $
------------------------------------------------------------------------------------------
REVENUES
United States                               7,579,015    8,532,003  24,004,697  28,106,576
Canada                                        508,838      676,812   2,009,344   1,896,765
Other                                         409,211      154,629     945,827     386,530
------------------------------------------------------------------------------------------
                                            8,497,064    9,363,444  26,959,868  30,389,871
------------------------------------------------------------------------------------------


7.  CONTINGENCIES  AND  LEGAL  CLAIMS

GenSci and its subsidiary, GenSci OrthoBiologics, [collectively, "the Company "] are involved in a patent infringement action in the United District Court for the Central District of California ["District Court"] entitled GenSci Regeneration Laboratories, Inc. v. Osteotech, Inc. (and related third-party actions), Case No. CV99-10111-MRP, [the "Patent Action"].

This case involves claims by Osteotech that products sold under the DynaGraft Gel and Putty brands allegedly infringe two patents owned by Osteotech. These products involve the use of demineralized bone matrix material in a carrier to facilitate the regeneration and/or growth of damaged or diseased bone.

On December 17, 2001, the jury found GenSci and GenSci OrthoBiologics liable for damages of U.S. $17,533,634 for infringement by DynaGraft Gel and DynaGraft Putty of two patents held by Osteotech. The damages include U.S. $12,423,248 for lost profits during 1997-1999 and royalties of U.S. $5,110,386 calculated at a royalty rate of 14% for the years 2000 and 2001. Payments of approximately U.S. $3,000,000 made by DePuy AcroMed Inc. in a prior settlement with Osteotech are expected to be deducted from the jury verdict reducing the potential judgment to U.S. $14,533,634. The Company established a reserve in the amount of $23,098,189 (Canadian) as of December 31, 2001 representing the potential judgment of U.S. $14,533,634.

The Company maintains that DynaGraft Gel and Putty do not infringe and intends to pursue appeal of this verdict once it is entered by the District Court as a judgment. As of October 28, 2002 the District Court has not entered a judgment of liability and accordingly, the actual liability could be different from amounts accrued by the Company.

As of the Petition Date, Osteotech had a pending motion in the District Court to permanently enjoin the Company's sales of the DynaGraft products, scheduled for hearing on December 21, 2001 (the ["Motion For Permanent Injunction"]. The decision to enter into Chapter 11 protection on December 20, 2001 resulted in an automatic stay of all prior legal proceedings.

Pursuant to motions by Osteotech and position taken by the Company, on May 16, 2002, the Bankruptcy Court further modified the stay to permit the Patent Action to proceed, provided that, any judgment, whether for damages or injunctive relief, issued against the Company cannot be enforced without the further review and approval by the Bankruptcy Court. In order to provide adequate protection to Osteotech, the Company is required, commencing on June 10, 2002, to deposit into a trust fund, 14% of gross revenue from the allegedly infringing products. The Court also ruled that the Company must either file a plan of reorganization by September 16, 2002 and obtain confirmation of a plan by November 18, 2002 and if a plan is not submitted, GenSci must cease the manufacture, sale or distribution of the allegedly infringing products by September 16, 2002 or by November 18, 2002 if a plan is submitted but not confirmed. GenSci OrthoBiologics ceased the sale of DynaGraft on September 16th and received an extension for the submission of a plan of reorganization. Although no absolute deadline for filing a plan has been established, the Company has the exclusive right to file a plan of reorganization by January 16, 2003 and obtain confirmation of a plan by March 18, 2003 or request an additional extension from the Court. The Bankruptcy Court's Order is presently on appeal by Osteotech before the District Court.

On May 20, 2002 at a hearing before the District Court, a scheduling order was agreed upon, whereby the hearings on post-trial motions were held on July 22, 2002. On August 13, 2002, the Court denied all post trial motions with the exception that the Court has not yet ruled on an injunction on the sale of certain GenSci products. The District court has to enter the jury verdict as a judgment in order for the Company to commence its appeal of the patent litigation case. As of October 30, 2002 the District Court has not yet entered a judgment or ruled on the request for an injunction, although the Company expects those decision will be issued in the near future.

It is possible that adverse judgments in the immediate or near-term future could adversely affected the Company's business and financial condition. However, GenSci Orthobiologics has, on its own, already ceased the sale, manufacture and distribution of both DynaGraft Gel and Putty products as of September 16, 2002. Due to the uncertainties inherent in the litigation process, the ultimate outcome of these actions is not determinable at this time.

In addition, a second patent infringement lawsuit captioned Osteotech, Inc. v. GenSci OrthoBiologics., Case No. CV00-11342-MRP, was filed in October 2000. In this second patent case, Osteotech alleges that GenSci OrthoBiologic's OrthoBlast product infringe two of Osteotech's patents including one patent at issue in the Patent Action. In this second patent case, no discovery has commenced and the case has been stayed pending resolution of the Patent Action. GenSci OrthoBiologics has also, on its own, ceased the manufacturing of OrthoBlast and is in the process of ceasing the distribution of this product.

8.  CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS

The net change in non-cash working capital balances related to operations consists of the following:



                                              THREE MONTHS               NINE MONTHS
                                              ------------               -----------
AS AT SEPTEMBER 30,                         2002       2001           2002        2001
                                             $          $              $           $
----------------------------------------------------------------------------------------
Restricted cash                           (540,299)          -    (550,883)           -
Accounts receivable                        205,662     764,366   1,693,159    2,269,954
Processing costs and inventory            (234,499)    861,582     694,730   (2,868,681)
Prepaid expenses and deposits             (398,773)     14,525  (1,157,886)     118,247
Accounts payable and accrued liabilities   655,324     392,324   2,539,206   (2,371,697)
----------------------------------------------------------------------------------------
                                          (312,585)  2,032,797   3,218,326   (2,852,177)
----------------------------------------------------------------------------------------

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.



                                         GENSCI REGENERATION SCIENCES INC.
                                         ---------------------------------
                                                    (REGISTRANT)


Date:  11-05-02                                       signed  by  Peter  Ludlum
                                                      -------------------------

                                                      Peter  Ludlum
                                                      Chief  Financial  Officer